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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                         For the month of October 2010

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                                  JACADA LTD.
                (Translation of registrant's name into English)

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                               11 Shenkar Street
                             Herzliya, 46725Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X    Form 40-F __

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- _N/A__

                                    CONTENTS
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In  connection  with  the  Company's  announcement  today  that its shareholders approved on October 25, 2010 an amendment to the Company's articles of association in order to effect to a reverse stock split at a ratio of 4:1, the Company hereby announces as follows:

1. The record date for the reverse stock split shall be end of business day November 9, 2010.
2. On November 10, 2010, every four ordinary shares, each having a nominal value of NIS 0.01, will be combined into one ordinary share having a nominal value of NIS 0.04.
3. Any fractional shares resulting from the foregoing reverse stock split will be rounded up to the nearest whole number.
4. Following the reverse stock split, the Company's authorized share capital shall be NIS 300,000 divided into 7,500,000 (seven million five hundred thousand) Ordinary Shares, par value NIS 0.04 per share.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           JACADA LTD.
                                           By:    /s/    ROBERT C. ALDWORTH
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                                           Name:  Robert C. Aldworth
                                           Title: Chief Financial Officer

Dated: October 26, 2010
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